UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16
or 15d-16 of the Securities Exchange Act of 1934

For the month of September 2023

Commission File Number 001-40569

Standard Lithium Ltd.
(Translation of registrant’s name into English)

Suite 1625, 1075 West Georgia Street Vancouver, British Columbia, Canada V6E 3C9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐            Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibit

99.1	Press release dated September 18, 2023

99.2	National Instrument 43-101 Technical Report on SW Arkansas Lithium Project, dated September 18, 2023 and with an effective date of August 8, 2023

99.3	Consent of Caleb Mutschler

99.4	Consent of Charles D Campbell

99.5	Consent of Dutch Johnson

99.6	Consent of Frank Gay

99.7	Consent of Marek Dworzanowski

99.8	Consent of Randal Brush

99.9	Consent of Robert E Williams

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Standard Lithium Ltd.
(Registrant)

Date:	September 18, 2023	By:	/s/ Robert Mintak
			Name:	Robert Mintak
			Title:	CEO and Director

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